November 13, 2008

Mr. Daniel Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3628

Re:	Thomas Weisel Partners Group, Inc.
Form 10-K for the year ended December 31, 2007
Filed 3/17/08
Form 10-Q for the quarter ended March 31, 2008
Filed 5/12/08
File No. 001-51730

Dear Mr. Gordon:

On behalf of Thomas Weisel Partners Group, Inc. (the “Company” or “we”), we have set forth below responses to the comments set forth in your letter, dated October 21, 2008, relating to the Form 10-K and Form 10-Q referenced above.

For ease of reference, we reproduce below the relevant comments, and include the response under the comments.

Form 10-Q for the quarter ended March 31, 2008

Liquidity and Capital Resources, page 23

1.
We note your response to comment 4.  You state that you determined that the fair value of your ARS had declined $236,000 during the three months ended March 31, 2008.  Please tell us the classification of these securities and the accounting guidance that you rely upon for their accounting treatment including assessment of impairment.  Furthermore, we note the assumptions that you used in your discounted cash flow analysis.  Please address the following in your response:

a.	We note that the weighted average interest rate paid on your ARS has continued to decline to 2.8% as of June 30, 2008; please tell us how this decline has affected the value of your ARS.

b.	Please tell us how you factored the illiquidity of the market into your discount rate.

Mr. Daniel Gordon

c.
You disclose on page 23 or your Form 10-Q for the quarter ended March 31, 2008 that you believe that the recent auction failures will limit your ability to liquidate these investments for some period of time; however, you assumed in your cash flow analysis that the timing of liquidation would be as early as 0.25 years.  Please explain.

d.
Lastly, we note that the ratings of some of the student loans that back your ARS were downgraded as of June 30, 2008 to AA from AAA/Aaa as of March 31, 2008.  Please address how this downgrade has affected the value of your ARS.

We have included the auction rate securities in “Other investments” on the Company’s non-classified Consolidated Statements of Financial Condition.  We do not apply Statement of Financial Accounting Standard 115, Accounting for Certain Investments in Debt and Equity Securities, pursuant to paragraph 4 of that standard, but rather apply industry practices for broker-dealers and accordingly account for these securities at fair value with period to period changes in value recognized in earnings. As such, we do not assess these securities for other-than-temporary impairment.

In our discounted cash flow analysis we constructed eight scenarios for our two most significant holdings, Vermont and Michigan issues representing approximately 97% of our holdings as of September 30, 2008.  In these scenarios we assumed interest payments would continue for a period of time after which the security would be liquidated at par.  In determining fair value we discounted the expected cash flows for each scenario to its present value equivalent using a risk adjusted discount rate. We then equally weighted each of the eight scenarios to determine the fair value of the Securities.

In our discounted cash flow analysis we look at the average near term historical interest rates on these issues, as using a rate at a specific point in time may over or underestimate expected future interest payments.  It is our experience that average near term historical rates are a better predictor of future interest payments due to the significant period to period fluctuations in rates and the lack of transparency in how these rates are determined.  As you have noted, the weighted average interest rate at June 30, 2008 was approximately 2.8%, but a similar point in time approach would have yielded an average interest rate at September 30, 2008 of approximately 7.6%. With respect to the fail rate, generally and as a singular component in determining fair value, a decrease in the average near term historical interest rate would result in a decrease in fair value. The average near term historical interest rates have not changed as significantly as the period to period interest rates at March 31, 2008, June 30, 2008 and September 30, 2008 and therefore have had an immaterial effect on the value of our auction rate securities.

Mr. Daniel Gordon

Our discount rate was based on a spread over the AAA Municipal General Revenue yield curve and consisted of a spread of 475 bps [see following discussion of liquidity spread] over this yield curve which we adjusted down, in approximately 50 bps increments, to 65 bps over periods of time ranging from eight to 16 quarters.  This spread is included in the discount rate to reflect the current and expected illiquidity in the auction rate securities market.  We assumed that over a period of time liquidity would return to the markets and that the spread over the AAA Municipal General Revenue yield curve would trend towards the historical spread.  The average spread between our held auction rate securities and the AAA Municipal General Revenue yield curve between 2004 and August of 2007 averaged less than 10 basis points.

The liquidity spread was based on the spread between the AAA Municipal General Revenue bonds and the Securities Industry and Financial Markets Association (“SIFMA”) 7 day tax-exempt ARS index.  Prior to late 2007 the spread between AAA Municipal General Revenue bonds and the SIFMA 7 day tax-exempt ARS index was minimal.  From August of 2004 to August of 2007 the spread averaged less than approximately 1 basis point.  As auctions have failed the spread has widened significantly.  As of March 31, 2008, the SIFMA spread was approximately 475 basis points.  As of September 30, 2008, the spread was 455 basis points and averaged approximately 250 basis points since mid-February 2008 when a significant number of ARS began failing (ranging from 99 to 506 basis points over that period).  We have used the March 31, 2008 spread as a reflection of the current illiquidity in the ARS market.

Our discounted cash flow analysis consisted of various scenarios for each security wherein we valued the auction rate securities to points in time where it was in the interest of the issuer, based on the fail rate, to redeem the securities.  Liquidation in these scenarios ranged from one week to 3.5 years.  Our concluded values for each security were based on the weighted average valuation of these various scenarios, which resulted in time to liquidation of 16.5 months for the Vermont issue and 31.5 months for the Michigan issue.  At March 31, 2008 and at June 30, 2008 we held six securities with a stated par value of $10.35 million.  In August 2008, one of these securities was redeemed at par in the amount of $700 thousand.

The downgrade to AA from AAA/Aaa had a minimal impact on the discount rate.  At June 30, 2008 the spread between the AAA and AA Municipal General Revenue curves averaged approximately 10 bps, and had no impact on the fail rate for the securities.  In assessing credit risk, in addition to the credit quality of the insurers, we also considered the backing by the Department of Education and other factors in the marketplace.

Mr. Daniel Gordon

Note 10 – Earnings (Loss) Per Share, page 12

2.
We note your response to comment 6; please tell us how you consider EITF 03-6 in determining the appropriate calculation of your earnings (loss) per share.  It appears that these exchangeable shares are convertible participating securities.  Since you incurred losses in 2008, please specifically address Issues 4 and 5 in your response.

Consistent with our previous response, that we consider the exchangeable shares to represent  in-substance outstanding common to be included in the calculation of basic earnings (loss) per share in accordance with paragraph 10 of Statement of Financial Accounting Standards No. 128, Earnings Per Share. This conclusion is based on the fact that the rights and privileges of our exchangeable shares are exactly the same as those of our common shares including the following:

1.	The exchangeable shares are exchangeable on a one-to-one basis for the Company’s common stock.

2.	The exchangeable shares are entitled to one vote on the same basis and in the same circumstances as one corresponding share of the Company’s common stock.

3.	The exchangeable shares are entitled to receive dividends, if declared, in an amount equivalent to that paid with respect to each share of the Company’s common stock.

4.	The exchangeable shares have the same rights, risks and rewards associated with ownership in the common stock of the Company.

5.	In a liquidation event, the exchangeable shares are entitled to a share of the Company’s common stock for each exchangeable share held plus all declared and unpaid dividends.

In substance, we determined the exchangeable shares to be equivalent to shares of the Company’s common stock due to the characteristics described above.  That is, we determined the exchangeable shares to be similar to shares issuable for no cash consideration and not convertible participating securities.  Therefore, we believe it is appropriate to include the exchangeable shares as outstanding common stock in the calculation of earnings (loss) per share.

Mr. Daniel Gordon

Although we believe that the exchangeable shares do not represent convertible participating securities, if we were to apply the provisions of  Emerging Issues Task Force Issue No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128 (“EITF 03-6”), in the calculation of basic earnings (loss) per share as if the exchangeable shares were convertible participating securities, this would result in basic and diluted EPS amounts per common share equal to the EPS amounts calculated assuming the exchangeable shares are in-substance outstanding common stock.  This would also be the case in 2008 when the company incurred losses.

As described above, we determined that each exchangeable share has the same dividend rights as a common share.  As a result, Issue 3 of EITF 03-6 would apply during periods of earnings if the exchangeable shares were considered to be convertible participating securities. Application of the two-class method under Issue 3 of EITF 03-6 would yield the same amount of basic earnings per share as the amount that would be calculated if the exchangeable shares were considered to be outstanding common shares.  However, the amount of income available to common shareholders (the numerator) and weighted-average number of common shares outstanding (the denominator) would be different.

During periods of loss, Issues 4 and 5 of EITF 03-6 would apply if the exchangeable shares were considered to be convertible participating securities.  Although Issue 4 relates specifically to nonconvertible participating securities, it provides guidance that is relevant in determining whether a convertible participating security has the contractual obligation to share in losses per Issue 5.  We believe that the exchangeable shares do have the contractual obligation to share in losses per Issue 5 based on meeting the condition in paragraph 18(b) of Issue 4.  Specifically, we believe that the residual ownership interest in the Company inherent in each exchangeable share (based on a common share) is similar to the “contractual principal” of each exchangeable share. As a result, the interest in each exchangeable share is reduced as a result of the loss incurred.  We have determined that the incurred losses in 2008 would be allocated equally to common shares and the exchangeable shares on a per share basis if the exchangeable shares were considered to be convertible participating securities.  Similar to periods of income, this allocation would yield the same amount of basic loss per share as the amount that would be calculated if the exchangeable shares were considered to be outstanding common shares, albeit with a different numerator and denominator.

In summary, although we believe the exchangeable shares should be considered in-substance outstanding common shares for the purpose of calculating basic earnings (loss) per share, application of the two-class method under EITF 03-6 as if the exchangeable shares were convertible participating securities would result in the same amount of basic earnings (loss) per share that we have calculated.

*          *          *

Mr. Daniel Gordon

In connection with our responses set forth above, Thomas Weisel Partners Group, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings made under the Securities Exchange Act of 1934;

•
SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filings made under the Securities Exchange Act of 1934; and

•	It may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please call me at (415) 364-7012.

Very truly yours,

/s/ Ryan Stroub

Ryan Stroub
Chief Accounting Officer

cc:	Thomas Weisel, CEO
Shaugn Stanley, CFO
Mark P. Fisher, General Counsel
(Thomas Weisel Partners Group, Inc.)